September 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Lisa Etheredge

   Robert Littlepage

   Matthew Crispino

   Jan Woo

Re:    EngageSmart, LLC

   Registration Statement on Form S-1

   File No. 333-259101

   Acceleration Request

   Requested Date:    September 22, 2021

   Requested Time:   4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that approximately 4,706 copies of the Preliminary Prospectus of EngageSmart, LLC, a Delaware limited liability corporation (the “Registrant”), dated September 13, 2021 through the date hereof, were distributed to prospective underwriters/dealers, institutional and other investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on September 22, 2021, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

* * * *

Sincerely,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC

As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoui Zenere
Name: Alaoui Zenere
Title: Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

cc:	Charles Kallenbach, EngageSmart, LLC

Ran D. Ben-Tzur, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Jennifer J. Hitchcock, Fenwick & West LLP

Michael M. Shaw, Fenwick & West LLP

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP